UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Issuer)

Series A Common Stock

(Title of Class of Securities)

21240E105

(CUSIP Number)

William A. Franke

c/o Indigo Partners LLC

2525 E. Camelback Road, Suite 900

Phoenix, Arizona 85016

602-224-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21240E105	13D	Page 1 of 11 pages

1	Names of Reporting Persons Long Bar LatAm LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 182,575,679

11	Aggregate Amount Beneficially Owned by Each Reporting Person 182,575,679
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.3%
14	Type of Reporting Person OO

CUSIP No. 21240E105	13D	Page 2 of 11 pages

1	Names of Reporting Persons Indigo Mexico Coöperatief U.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 182,575,679

11	Aggregate Amount Beneficially Owned by Each Reporting Person 182,575,679
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.3%
14	Type of Reporting Person OO

CUSIP No. 21240E105	13D	Page 3 of 11 pages

1	Names of Reporting Persons Indigo LatAm LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 182,575,679

11	Aggregate Amount Beneficially Owned by Each Reporting Person 182,575,679
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.3%
14	Type of Reporting Person PN

CUSIP No. 21240E105	13D	Page 4 of 11 pages

1	Names of Reporting Persons Long Bar LatAm II LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 182,575,679

11	Aggregate Amount Beneficially Owned by Each Reporting Person 182,575,679
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.3%
14	Type of Reporting Person PN

CUSIP No. 21240E105	13D	Page 5 of 11 pages

1	Names of Reporting Persons Indigo Mexico LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 30,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.8%
14	Type of Reporting Person OO

CUSIP No. 21240E105	13D	Page 6 of 11 pages

1	Names of Reporting Persons William A. Franke
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 212,575,679

11	Aggregate Amount Beneficially Owned by Each Reporting Person 212,575,679
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.9%
14	Type of Reporting Person IN

CUSIP No. 21240E105	13D	Page 7 of 11 pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Series A Common Stock of Controladora Vuela Compañía de Aviación, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of the United Mexican States (the “Issuer”), whose principal executive offices are located at Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B, Colonia Zedec Santa Fe, United Mexican States, D.F. 01210.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Long Bar LatAm LLC

Indigo Mexico Coöperatief U.A.

Indigo LatAm LP

Long Bar LatAm II LP

Indigo Mexico LLC

William A. Franke

Long Bar LatAm LLC and Indigo Mexico LLC are organized under the laws of the State of Delaware; Indigo Mexico Coöperatief U.A. is organized under the laws of the Netherlands; Indigo LatAm LP and Long Bar LatAm II LP are organized under the laws of the Cayman Islands; and Mr. Franke is a citizen of the United States of America.

The business address for Indigo Mexico Coöperatief U.A. is Schiphol Boulevard 231, 1118 Bh Amsterdam, Netherlands. The business address for each of the other Reporting Persons is c/o Indigo Partners LLC, 2525 E. Camelback Road, Suite 900, Phoenix, Arizona 85016.

Information with respect to the directors and officers of the Reporting Persons (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons, is listed on Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the best of their knowledge, the Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 11, 2020, Indigo Mexico LLC purchased 3,000,000 American Depositary Shares (“ADSs”), which is equal to 30,000,000 shares of Series A Common Stock for aggregate consideration of $33,750,000. Long Bar LatAm LLC, Indigo Mexico Coöperatief U.A., Indigo LatAm LP and Long Bar LatAm II LP acquired the securities reported herein prior to the Issuer’s initial public offering for aggregate consideration of $80,625,000. Each of the Reporting Persons obtained the funds for the acquisition of securities reported herein through capital contributions from their respective members and partners.

CUSIP No. 21240E105	13D	Page 8 of 11 pages

Item 4. Purpose of Transaction.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Mr. Franke in his capacity as a director of the Issuer or other persons affiliated with the Reporting Persons in their capacities as directors of the Issuer, may engage in discussions with management, the board of directors, securityholders of the Issuer, and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the ADSs or Series A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 21240E105	13D	Page 9 of 11 pages

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Series A Common Stock and percentage of Series A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Series A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 1,078,925,453 shares of Series A Common Stock outstanding as of December 11, 2020.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Long Bar LatAm LLC	182,575,679	16.3%	0	0	0	182,575,679
Indigo Mexico Coöperatief U.A.	182,575,679	16.3%	0	0	0	182,575,679
Indigo LatAm LP	182,575,679	16.3%	0	0	0	182,575,679
Long Bar LatAm II LP	182,575,679	16.3%	0	0	0	182,575,679
Indigo Mexico LLC	30,000,000	2.8%	0	0	0	30,000,000
William A. Franke	212,575,679	18.9%	0	0	0	212,575,679

Pursuant to the Issuer’s bylaws, the Series A Common Stock can only be owned directly by Mexican individuals or entities controlled by Mexican individuals. As a result, the Reporting Persons hold their Series A Common Stock through Ordinary Participation Certificates (“CPOs”) in the form of ADSs. The Reporting Persons do not have the right to vote the ADSs or CPOs.

The amount of securities reported in the table above includes:

(i)	135,974,070 shares of Series A Common Stock (deposited in the CPO trust) held of record by Indigo LatAm LP;

(ii)

1,000,649 shares of Series A Common Stock issuable upon conversion of 1,000,649 shares of Series B Common Stock and 3,228,640 shares of Series A Common Stock (deposited in the CPO trust) held of record by Long Bar LatAm, LLC;

(iii)	178,220 shares of Series A Common Stock (deposited in the CPO trust) held of record by Long Bar LatAm II LP;

(iv)	42,194,100 shares of Series A Common Stock issuable upon conversion of 42,194,100 shares of Series B Common Stock held of record by Indigo Mexico Coöperatief U.A.; and

(v)	30,000,000 shares of Series A Common Stock underlying 3,000,000 ADSs held of record by Indigo Mexico LLC

William A. Franke is the managing member of a fund that is the general partner of Indigo Mexico Coöperatief U.A, and is the indirect manager of the funds of Long Bar LatAm, LLC, Indigo LatAm LP, Long Bar LatAm II LP, and Indigo Mexico LLC, and as such, he may be deemed to have voting and dispositive power over the securities reported herein. Mr. Franke disclaims any such beneficial ownership.

CUSIP No. 21240E105	13D	Page 10 of 11 pages

(c) Except as set forth in Item 3 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Series A Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

CUSIP No. 21240E105	13D	Page 11 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

Indigo Mexico Coöperatief U.A.

By:	/s/ William A. Franke
Name:	William A. Franke
Title:	Authorized Signatory

Long Bar LatAm LLC

By:	/s/ William A. Franke
Name:	William A. Franke
Title:	Member

Long Bar LatAm II LP

By:	/s/ William A. Franke
Name:	William A. Franke
Title:	President and Chief Executive Officer

Indigo LatAm LP
By:	Indigo LatAm Management LLC, its general partner

By:	/s/ William A. Franke
Name:	William A. Franke
Title:	Member

Indigo Mexico LLC
By:	Indigo Partners Management III LLC, its managing member
By	Indigo Partners III LLC, its managing member

By:	/s/ William A. Franke
Name:	William A. Franke
Title:	Managing Member

William A. Franke

/s/ William A. Franke